Mail Stop 3561
                                                               September 5,
2018


    William P. Murnane
    Chairman and Chief Executive Officer
    Lazydays Holdings, Inc.
    6130 Lazy Days Boulevard
    Seffner, Florida 33584

            Re:    Lazydays Holdings, Inc.
                   Registration Statement on Form S-4
                   Filed August 31, 2018
                   File No. 333-227156

    Dear Mr. Murnane:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 with any questions.


                                                               Sincerely,

                                                               /s/ Mara L.
Ransom

                                                               Mara Ransom
                                                               Assistant
Director
                                                               Office of
Consumer Products